UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

Recurring Net Income

R$6.6 billion

+34.7% in 2021 (12M21 vs. 12M20)
-2.3% in the quarter (4Q21 vs. 3Q21)

Accrued ROAE
18.1%

Accrued ER
46.0%

Improvement of

3.3 p.p. in 2021 (12M21 vs. 12M20)

0.3 p.p. in 12 months (4Q21 vs. 4Q20)

Payout of **44%**
R$9.2 bi
of Interest on Shareholders' Equity/Dividends (gross) in 2021 (**+67%** vs. 2020)

Total Ratio | Basel
15.8% **+0.6 p.p.** in the quarter

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.5 bi
+54.6% in 12 months
+9.8% in the quarter

Fee and Commission Income

R$8.9 bi
+1.7% in 12 months
+1.2% in the quarter

Client Portion

R$14.8 bi
+11.8% in 12 months
+5.2% in the quarter

Spread continues to improve, reaching **9.1%** in the **4Q21**

Expanded ALL

R$4.3 bi
-6.2% in 12 months
+27.5% in the quarter

Expanded loan portfolio

R$812.7 bi
+18.3% in 12 months
+5.1% in the quarter

Loans authorized through digital channels in 2021

R$88 bi **+36%** (12M21 vs. 12M20)

Individuals R$52 bi **+59%** (12M21 vs. 12M20)
About **80%** through the **app (mobile)**

Record Recurring Net **Income** in 2021 R$26.2 billion


R$ million
19,024
21,564
25,887
19,458
26,215
2017
2018
2019
2020
2021

2021 was a challenging year, marked by the consistent recovery of results amid a scenario of global uncertainties, rising interest rates, and high inflation. Good performance of revenues with the client NII and fees and commissions, combined with lower ALL expenses and efficient cost control, contributed to the strong 35% income growth in the year, exceeding previous periods (+1.3% vs. 2019).

We have achieved practically all of the guidance estimates for 2021.

We have reached the significant mark of 74.1 million clients (+3.9% vs. 2020), which we have a mission to delight and satisfy. Highlight also for next, our digital bank, which ended 2021 with 10 million clients (+170% vs. 2020), a number that proves our commitment in providing the best journey and experience a digital platform can offer.

With marked acceleration of individual operations, mainly real estate financing, credit card and personal/payroll-deductible loans, provided by the gradual recovery of business and the easing of the pandemic restrictions, we surpassed the R$800 billion mark in the loan portfolio in 2021 (+18.3% vs. 2020). Even with the expansion of credit, the ALL improved in all the comparative periods with 2020, reflecting the good quality of the harvests and improvement of the lending journey. Total defaults above 90 days remained in the lowest levels of the historical series (+0.2 p.p. vs. 3Q21 and an improvement of 0.5 p.p. vs. 4Q19, the period which preceded the pandemic).

In constant evolution, the journey in our digital channels was responsible for about 30% of the credits released, reaching R$88 billion in 2021 (R$26 billion in 4Q21). Regarding total financial transactions, 98% were carried out through digital means (+11 vs. 2020), providing autonomy and security to clients.

Following our Sustainability strategy, in the Sustainable Business pillar, we are committed to allocating by 2025, R$250 billion to sectors and activities with socio-environmental benefits, through corporate loans, capital market advice, and sustainable financial solutions. By December 2021, we had already allocated R$83.7 billion of the total. In January 2022, we issued our first international Sustainable Bond worth US$500 million, following the scope of Bradesco's Sustainable Finance Framework, with the Second Party Opinion (SPO) verification and opinion from Sustainalytics, reinforcing the commitment to be a positive transformation agent in society, in line with its purpose and institutional commitments established.

Good performance of the client NII (+11.8% vs. 4Q20 and +6.5% vs. 2020). Spread of 9.1%, improving for the second consecutive quarter.

In fees and commissions, we exceeded the R$8.9 billion mark in the quarter, the highest result of the historical series. Highlight for the excellent performance of revenues with card income, loan operations and checking accounts.

Even with the effect of the collective bargaining agreement that occurred in September 2021 (correction of 10.97%), and of the accumulated high inflation in 12 months (IPCA 10.1% and IGP-M 17.8%), the operating expenses remained stable in comparison to the year of 2020, evidencing the actions of the Management in efficient cost management.

A good recovery in the results of insurance operations, which were strongly impacted by events related to Covid-19, mainly in the 2Q21. The evolution in the quarter and in 12 months (3Q21 and 4Q20) reflects the performance of revenues and financial income, together with the transactions related to the claims ratio (-3.8% in the quarter).

R$ million (unless otherwise stated)	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
\\ Recurring Income Statement								
Recurring Net Income [1]	6,613	6,767	6,801	26,215	19,458	(2.3)	(2.8)	34.7
Book Net Income	3,170	6,648	5,464	21,945	16,546	(52.3)	(42.0)	32.6
Operating Income	10,283	10,591	9,672	40,162	28,115	(2.9)	6.3	42.8
Net Interest Income	16,962	15,702	16,657	63,980	63,128	8.0	1.8	1.3
Expanded ALL	(4,283)	(3,358)	(4,568)	(15,035)	(25,754)	27.5	(6.2)	(41.6)
Fee and Commission Income	8,864	8,756	8,717	34,099	32,747	1.2	1.7	4.1
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(12,867)	(11,882)	(11,483)	(46,942)	(46,423)	8.3	12.1	1.1
Income from Insurance, Pension Plans and Capitalization Bonds	3,527	3,213	2,281	11,451	12,121	9.8	54.6	(5.5)
\\ Statement of Financial Position								
Total Assets	1,695,217	1,716,168	1,644,804	1,695,217	1,644,804	(1.2)	3.1	3.1
Loans - Expanded Loan Portfolio	812,657	773,323	686,968	812,657	686,968	5.1	18.3	18.3
- Individuals	320,760	303,479	260,258	320,760	260,258	5.7	23.2	23.2
- Companies	491,897	469,844	426,711	491,897	426,711	4.7	15.3	15.3
Shareholders' Equity	147,121	147,606	143,703	147,121	143,703	(0.3)	2.4	2.4
Assets under Management	2,604,416	2,627,596	2,508,295	2,604,416	2,508,295	(0.9)	3.8	3.8
\\ Capital and Liquidity - %								
Total Ratio	15.8	15.2	15.8	15.8	15.8	0.6 p.p.	-	-
Tier I Capital	13.7	13.7	13.8	13.7	13.8	-	(0.1) p.p.	(0.1) p.p.
Liquidity Coverage Ratio (LCR)	138.1	145.5	178.4	138.1	178.4	(7.4) p.p.	(40.3) p.p.	(40.3) p.p.
Net Stable Funding Ratio (NSFR)	117.1	115.2	120.1	117.1	120.1	1.9 p.p.	(3.0) p.p.	(3.0) p.p.
\\ Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	17.5	18.6	20.0	18.1	14.8	(1.1) p.p.	(2.5) p.p.	3.3 p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.6	1.6	1.6	1.2	-	-	0.4 p.p.
Efficiency Ratio (ER)	46.9	46.0	44.6	46.0	46.3	0.9 p.p.	2.3 p.p.	(0.3) p.p.
\\ Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [3]	2.71	2.72	2.01	2.71	2.01	(0.7)	34.7	34.7
Market Capitalization [4]	171,480	187,419	226,778	171,480	226,778	(8.5)	(24.4)	(24.4)
Dividends/Interest on Shareholders' Equity	2,613	448	1,557	8,154	4,716	-	67.8	72.9
Price/Earnings Ratio [5]	6.5	7.1	11.7	6.5	11.7	(7.8)	(43.9)	(43.9)
Price to Book Ratio	1.2	1.3	1.6	1.2	1.6	(7.7)	(25.0)	(25.0)
Dividend Yield - % [6] [7]	5.3	5.5	2.6	5.3	2.6	(0.2) p.p.	2.7 p.p.	2.7 p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	2.8	2.6	2.2	2.8	2.2	0.2 p.p.	0.6 p.p.	0.6 p.p.
Delinquency Ratio (over 60 days)	3.4	3.2	2.9	3.4	2.9	0.2 p.p.	0.5 p.p.	0.5 p.p.
NPL Creation - 90 days	0.9	0.9	0.7	0.9	0.7	-	0.2 p.p.	0.2 p.p.
Coverage Ratio (> 90 days)	260.9	296.9	402.8	260.9	402.8	(36.0) p.p.	-	-
Coverage Ratio (> 60 days)	215.4	243.7	310.6	215.4	310.6	(28.3) p.p.	(95.2) p.p.	(95.2) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(4)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(5)** Recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with the highest liquidity.

For a better understanding, comparability and analysis of results, we present the Statement of Recurrent Income, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

Recurring Income Statement

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
\\ Net Interest Income	**16,962**	**15,702**	**16,657**	**63,980**	**63,128**	**8.0**	**1.8**	**1.3**
- Client Portion	14,779	14,054	13,219	55,529	52,140	5.2	11.8	6.5
- Market Portion	2,183	1,648	3,438	8,451	10,988	32.4	(36.5)	(23.1)
\\ Expanded ALL	**(4,283)**	**(3,358)**	**(4,568)**	**(15,035)**	**(25,754)**	**27.5**	**(6.2)**	**(41.6)**
\\ Gross Income from Financial Intermediation	**12,679**	**12,344**	**12,089**	**48,945**	**37,374**	**2.7**	**4.9**	**31.0**
Income from Insurance, Pension Plans and Capitalization Bonds	3,527	3,213	2,281	11,451	12,121	9.8	54.6	(5.5)
Fee and Commission Income	8,864	8,756	8,717	34,099	32,747	1.2	1.7	4.1
Operating Expenses	(12,867)	(11,882)	(11,483)	(46,942)	(46,423)	8.3	12.1	1.1
Personnel Expenses	(5,774)	(5,434)	(5,134)	(21,397)	(20,188)	6.3	12.5	6.0
Other Administrative Expenses	(5,663)	(5,235)	(5,364)	(20,722)	(20,447)	8.2	5.6	1.3
Other Operating Income / (Expenses)	(1,430)	(1,213)	(985)	(4,823)	(5,788)	17.9	45.2	(16.7)
Tax Expenses	(1,962)	(1,877)	(1,979)	(7,535)	(7,819)	4.5	(0.9)	(3.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	42	37	47	144	115	13.5	(10.6)	25.2
\\ Operating Income	**10,283**	**10,591**	**9,672**	**40,162**	**28,115**	**(2.9)**	**6.3**	**42.8**
Non-Operating Income	(8)	(26)	(79)	(204)	(77)	(69.2)	(89.9)	-
Single Allowance - Collective Agreement (1)	-	-	-	-	(170)	-	-	-
Income Tax / Social Contribution	(3,593)	(3,731)	(2,717)	(13,478)	(8,171)	(3.7)	32.3	64.9
Non-controlling interests in subsidiaries	(69)	(67)	(75)	(265)	(239)	3.0	(8.0)	10.9
\\ Recurring Net Income	**6,613**	**6,767**	**6,801**	**26,215**	**19,458**	**(2.3)**	**(2.8)**	**34.7**

(1) It refers to the payment in a lump sum, made in September 2020, of the wage allowance approved in the collective agreement.

Main non-recurring events

R$ million	4Q21	3Q21	4Q20	12M21	12M20
\\ Recurring Net Income	**6,613**	**6,767**	**6,801**	**26,215**	**19,458**
\\ Non-Recurring Events	**(3,443)**	**(119)**	**(1,337)**	**(4,270)**	**(2,912)**
- Realization/Reclassification of Financial Instruments (1)	(1,881)	-	-	(1,881)	-
- Impairment of Non-Financial Assets (2)	(509)	-	(574)	(509)	(574)
- Provision for Restructuring (3)	(441)	-	(57)	(441)	(540)
- Contingent Liabilities (4)	(278)	-	(353)	(278)	(353)
- Goodwill Amortization (Gross)	(42)	(81)	(354)	(824)	(1,446)
- Other	(291)	(38)	-	(335)	-
\\ Book Net Income	**3,170**	**6,648**	**5,464**	**21,945**	**16,546**

(1) It includes results achieved with the reclassification of securities (TVMs) from the portfolio of the "Available for Sale" to "Under Negotiation", and turnover in the market of financial instruments; **(2)** It includes impairment of assets related to the acquisition of the right to provide financial services (payroll), goodwill, intangible and systems / hardware; **(3)** Related to restructuring, mainly in the branch network; and **(4)** Composed by civil provisions.

Recurring Net Income, Returns and Efficiency

The good performance of fee and commission income and client NII, which outperformed the guidance, evidences our wide diversity of products, services and solutions offered to clients in a modern digital and physical service network. Together with the improvement of the economic activity, which has also benefited from our performance in granting credit and products to society in general, these solutions contributed to the strong recovery of the income in 2021 (+35% vs. 2020).

In the quarter, we maintained income at high levels, with good performance of all revenues, mainly insurance operations, absorbing the increase in operating expenses and ALL expenses, due to the significant growth of the loan portfolio and change of portfolio mix, with emphasis on operations with individuals and micro, small and medium-sized enterprises, segments that demand greater provisions.

With the continued growth of the economy, transformation and modernization of business platforms, constant improvement and availability of adaptation to the needs of our clients, we see opportunities for future growth through the generation of consistent and sustainable revenues.

Accumulated profitability at high levels, above 18% during the whole of 2021.

The consistent growth in revenues benefitted the ER (quarterly and accrued), which was influenced by the natural movement of operating expenses, influenced by the effect of the collective bargaining agreement and increased business volume.

The behavior of the risk-adjusted ER (accrued and quarterly) aligned with higher ALL expenses, given the significant increase in the credit volume.

Recurring Net Income
R$ million


6,645
6,801
6,515
6,319
6,767
6,613
28.9
18.8
25.0
10.4
22.8
22.9
71.1
81.2
75.0
89.6
77.2
77.1
4Q19
4Q20
1Q21
2Q
3Q
4Q
Banking Activities %
Insurance Activities %

ROAE Quarterly and Accrued
%


21.2
20.0
18.7
18.2
18.6
18.1
20.6
14.8
18.7
17.6
18.3
17.5
4Q19
4Q20
1Q21
2Q
3Q
4Q
ROAE - Quartely
ROAE - Accrued

ER / Risk-Adjusted ER
%


63.5
72.0
67.9
63.4
60.6
62.5
63.4
62.4
60.7
60.3
59.0
60.7
49.0
46.3
45.3
45.7
45.4
46.0
48.3
44.6
45.0
45.8
46.0
46.9
4Q19
4Q20
1Q21
2Q
3Q
4Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income Breakdown and Analysis

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21 R$	%	4Q21 x 4Q20 R$	%	12M21 x 12M20 R$	%
\\ Net Interest Income	**16,962**	**15,702**	**16,657**	**63,980**	**63,128**	**1,260**	**8.0**	**305**	**1.8**	**852**	**1.3**
\\ Client Portion [1]	**14,779**	**14,054**	**13,219**	**55,529**	**52,140**	**725**	**5.2**	**1,560**	**11.8**	**3,389**	**6.5**
Average Balance	667,926	643,336	595,323	636,388	571,375	537		1,612		5,933	
Average Rate	9.1%	9.0%	9.2%	8.7%	9.1%	188		(52)		(2,544)	
\\ Market Portion [2]	**2,183**	**1,648**	**3,438**	**8,451**	**10,988**	**535**	**32.4**	**(1,255)**	**(36.5)**	**(2,537)**	**(23.1)**

(1) It relates to the result of operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income (Client Portion) vs. Expanded ALL

Client Portion - Indicators

R$ million


9.2
9.1
8.9
9.0
9.1
5.9
6.3
6.6
6.8
6.4
13,219
13,225
13,471
14,054
14,779
4,568
3,907
3,487
3,358
4,283
8,651
9,318
9,984
10,696
10,496
4Q20
1Q21
2Q
3Q
4Q
Expanded ALL
Net Client Portion
Average Rate %
Quarterly Net Average Rate %

Change in the Client Portion

R$ million


14,054
537
200
41
(53)
14,779
3Q21
Average Volume
Spread
Products Mix
Number of Days
4Q21

The growth in all comparative periods is related to the strong increase in the average volume of operations. Highlight to the good performance of vehicle financing, payroll-deductible loans, credit card financing, personal loans, working capital and guaranteed account, benefited from the resumption of economic activities. In addition, the average client NII rate has improved for the second consecutive quarter, both because of the higher result of our spread-sensitive liability margin and because of the improved spreads and product mix in loan operations.

The slight reduction of the client NII is related to the initial provisioning needed to address the acceleration in the growth of the loan portfolio, linked to the seasonal aspects and sales recovery. It should be noted, however, that the level of provisions is still lower than that observed in the same quarter of the previous year.

Portfolio Mix

%


35.6
36.6
37.4
37.9
39.5
45.7
44.3
44.3
42.4
39.8
18.7
19.1
18.3
19.7
20.7
2017
2018
2019
2020
2021
Individuals
Large Corporates
Micro, Small and Medium-Sized Enterprises

Product Mix - Individuals

%


2021
26.2
24.2
17.1
11.7
10.2
10.6
2020
26.8
22.7
16.2
12.3
11.3
10.8
2019
27.0
19.0
17.6
12.3
12.4
11.5
2018
26.2
19.7
18.4
13.4
12.2
10.2
2017
25.1
19.2
19.6
14.7
11.8
9.6
Payroll-deductible Loans
Credit Card
Vehicles
Real Estate Financing
Others
Personal Loans

Net Interest Income – Market Portion

Evolution of 32.4% in comparison to 3Q21, mainly due to the impact of the increase in the CDI in the ALM strategies, which include the result of the working capital. Due to the large fluctuations in market rates, we chose to realign part of the TVMs portfolio to this new reality by reclassifying and trading these Financial Instruments on the market. The result of these actions, due to the characteristic of exceptional circumstances, was treated as non-recurrent.

Bacen Portfolio vs. Expanded Portfolio

R$ million	Dec21	Sept21	Dec20	Variation % Quartely	Variation % 12 months
Individuals	317,297	300,033	257,406	5.8	23.3
Companies	292,631	281,316	252,906	4.0	15.7
\\ Loan Portfolio - Bacen	**609,928**	**581,348**	**510,311**	**4.9**	**19.5**
Sureties and Guarantees	83,467	79,197	80,237	5.4	4.0
Operations bearing Credit Risk - Commercial Portfolio	80,825	77,904	71,782	3.7	12.6
Other	38,438	34,874	24,638	10.2	56.0
\\ Expanded Loan Portfolio	**812,657**	**773,323**	**686,968**	**5.1**	**18.3**
\\ Companies	**491,897**	**469,844**	**426,711**	**4.7**	**15.3**
Large Corporates	323,343	308,483	291,357	4.8	11.0
Micro, Small and Medium-Sized Enterprises	168,553	161,361	135,353	4.5	24.5
\\ Individuals	**320,760**	**303,479**	**260,258**	**5.7**	**23.2**
	Without exchange variation			**4.9**	**17.7**

Great performance of the loan portfolio in 2021, exceeding the guidance limit. Increase in virtually all products (for Individuals and Companies), with a highlight to the credit card operations, personal/payroll-deductible loans, real estate financing, rural loans, guaranteed account and CDC, which rose above two digits.

The average daily origination from individuals evolved 32% (in 12 months) due to the good performance of the operations with companies, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

30%

of loans authorized through digital channels in 2021

Of the total credits released in 2021, **R$88 billion** were made available through the Digital Channels (R$26 billion in the 4Q21).

Noteworthy was the strong growth in loans authorized for individuals (+59% | amount of R$52 billion in 2021). Of this total, about 80% originated through the mobile channel.

Loan Portfolio variation - Bacen Dec21 x Sept21

R$ million



581,348
17,264
6,324
4,991
609,928
Sept21
Individuals
SMEs
Large Corporates
Dec21

Loan Portfolio variation - Bacen Dec21 x Dec20

R$ million



510,311
59,891
27,888
11,837
609,928
Dec20
Individuals
SMEs
Large Corporates
Dec21

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Dec21	Sept21	Dec20	Variation % Quarter	Variation % 12 months
\\ Individuals	**320,760**	**303,479**	**260,258**	**5.7**	**23.2**
Consumer Financing	**205,713**	**193,909**	**169,101**	**6.1**	**21.7**
Payroll-deductible Loans	84,111	82,505	69,664	1.9	20.7
Credit Card	54,862	47,384	42,054	15.8	30.5
Personal Loans	33,899	32,973	27,978	2.8	21.2
CDC / Vehicle Leasing	32,840	31,047	29,405	5.8	11.7
Real Estate Financing	**77,595**	**73,903**	**59,163**	**5.0**	**31.2**
Other Products	**37,452**	**35,666**	**31,994**	**5.0**	**17.1**
Rural Loans	13,053	12,088	10,444	8.0	25.0
BNDES/Finame Onlendings	6,962	6,683	6,106	4.2	14.0
Other	17,438	16,895	15,444	3.2	12.9
\\ Companies	**491,897**	**469,844**	**426,711**	**4.7**	**15.3**
Working Capital	102,098	96,694	91,586	5.6	11.5
Foreign Trade Finance	60,183	61,801	57,636	(2.6)	4.4
Real Estate Financing	18,350	17,633	18,588	4.1	(1.3)
BNDES/Finame Onlendings	15,656	15,681	16,714	(0.2)	(6.3)
Overdraft Account	5,077	4,703	3,290	7.9	54.3
CDC / Leasing	22,618	20,992	16,645	7.7	35.9
Rural Loans	18,357	18,153	11,888	1.1	54.4
Sureties and Guarantees	82,708	78,396	79,410	5.5	4.2
Operations bearing Credit Risk - Commercial Portfolio	80,825	77,904	71,782	3.7	12.6
Other	86,026	77,886	59,172	10.5	45.4
\\ Expanded Loan Portfolio	**812,657**	**773,323**	**686,968**	**5.1**	**18.3**
Real	754,309	720,250	645,370	4.7	16.9
Foreign Currency	58,348	53,073	41,599	9.9	40.3

Real Estate Financing


Portfolio
R$ million
Total ▲ 56.6%
Ind.▲ 102.7%
Comp. ▲ -20.2%
61,284
61,222
77,751
81,807
85,518
91,536
95,945
23,000
16,935
18,588
18,060
16,851
17,633
18,350
38,284
44,288
59,163
63,747
68,668
73,903
77,595
Dec18
Dec19
Dec20
Mar21
June
Sept
Dec
Individuals
Companies


Origination
R$ million
▲ 109.4%
4,227
4,585
8,920
7,770
10,094
10,237
8,854
1,317
1,312
2,021
788
1,945
2,377
2,528
2,910
3,273
6,899
6,982
8,149
7,860
6,326
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 4Q21

Average term: **321 Months**

R$507 thousand	R$314 thousand	61.9%	51.3%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)


Units Financed
▲ 54.1%
16,916
18,158
31,243
27,157
35,945
36,721
26,074
6,050
6,843
9,364
4,432
10,545
12,553
6,172
10,866
11,315
21,879
22,725
25,400
24,168
19,902
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Borrower
Builder

Payroll-Deductible Loans


Portfolio
%
71.3
70.2
71.2
71.4
71.3
R$ million
69,664
72,804
78,425
82,505
84,111
84.5
85.6
85.7
86.5
87.1
15.5
14.4
14.3
13.5
12.9
Dec20
Mar21
June
Sept
Dec
Branches Network / Digital Channels%
Correspondent %
As a % of total Personal Loans


Distribution of the Portfolio by Sector
%
47.3
47.3
47.2
6.0
5.2
5.0
46.7
47.5
47.8
Dec19
Dec20
Dec21
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Dec21		
16.4%	20.9%	Social Security (INSS)
Total	14.4%	Private sector
	13.6%	Public sector

The excellent performance in 2021 reflects the innovation in the product offering and the evolution in the marketing channels (emphasis on the release through digital channels, which represented 63% of the total in 2021), providing more credit to clients. Bradesco is the bank with the highest growth in market share in the last quarter (Sept/21), based on market information (available in the Central Bank of Brazil).

Vehicle Financing


Portfolio
R$ million
Total ▲ 52.0%
Ind. ▲ 37.2%
Comp. ▲ 80.6%
36,811
45,960
47,298
47,991
49,946
52,681
55,957
12,564
16,444
17,422
17,984
19,402
21,190
22,691
24,247
29,516
29,876
30,007
30,544
31,491
33,266
Dec18
Dec19
Dec20
Mar21
June
Sept
Dec
Individuals
Companies


Distribution of the Portfolio by Product
%
8.7
1.9
89.4
6.7
1.5
91.8
5.5
1.3
93.2
Dec19
Dec20
Dec21
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Bradesco Origination - Financing

R$2.2 billion	R$48 thousand	46 months	32%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Oct21 – Dec21

Bradesco Origination

R$0.9 billion	R$97 thousand	46 months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Oct21 – Dec21

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Dec21	%	Sept21	%	Dec20	%
\\ Economic Sector						
\\ Public Sector	**10,649**	**1.3**	**10,666**	**1.4**	**15,772**	**2.3**
Petrol, derived and aggregated activities	5,895	0.7	5,859	0.8	11,312	1.6
Production and distribution of electricity	4,008	0.5	4,047	0.5	3,504	0.5
Other sectors	746	0.1	760	0.1	956	0.1
\\ Private Sector	**802,008**	**98.7**	**762,657**	**98.6**	**671,196**	**97.7**
Companies	**481,248**	**59.2**	**459,178**	**59.4**	**410,938**	**59.8**
Real estate and construction activities	35,191	4.3	31,548	4.1	31,107	4.5
Retail	48,881	6.0	48,457	6.3	43,994	6.4
Transportation and concession	38,172	4.7	35,949	4.6	35,032	5.1
Services	72,576	8.9	64,797	8.4	43,569	6.3
Wholesale	30,054	3.7	28,303	3.7	23,759	3.5
Automotive	15,959	2.0	16,347	2.1	19,917	2.9
Food products	24,665	3.0	24,560	3.2	17,970	2.6
Other sectors	215,750	26.5	209,217	27.1	195,590	28.5
Individuals	**320,760**	**39.5**	**303,479**	**39.2**	**260,258**	**37.9**
\\ Total	**812,657**	**100.0**	**773,323**	**100.0**	**686,968**	**100.0**

Portfolio by Debtors

The diversification strategy has been contributing to an important reduction in the concentration of clients in each quarter.


%
31.4
30.6
29.6
29.5
29.5
25.0
24.2
23.0
22.9
22.6
15.0
14.5
13.5
13.4
13.2
9.2
9.1
8.1
8.0
8.1
1.6
1.6
1.3
1.3
1.4
Dec20
Mar21
June
Sept
Dec
100 Largest
20 Largest
Largest borrower
50 Largest
10 Largest

Flow of Maturities[1]

The feature of the loan portfolio is the long term, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Dec21	Sept21	Dec20
1 to 30 days	11.4	10.9	8.7
31 to 60 days	6.5	6.4	5.7
61 to 90 days	5.8	6.0	5.0
91 to 180 days	11.4	10.7	12.1
\\ Short-Term	**35.0**	**34.0**	**31.5**
181 to 360 days	15.4	15.4	14.4
Over 360 days	49.6	50.6	54.1
\\ Medium/ Long-Term	**65.0**	**66.0**	**68.5**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

The quality of new captures and loan granting processes made that 95.8% of operations with new clients were classified in ratings AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between December 2020 and 2021	Total Credit on December 2021		New Customers between January 2021 and December 2021		Remaining customers from December 2020	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	740,432	91.1%	69,805	95.8%	670,627	90.7%
D	19,790	2.4%	1,833	2.5%	17,957	2.4%
E - H	52,435	6.5%	1,229	1.7%	51,206	6.8%
\\ Total	**812,657**	**100.0%**	**72,867**	**100.0%**	**739,790**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Continuous improvement in credits classified between AA-C, representing more than 90% of the total portfolio, highlighting the quality of the operations.

Customer Profile	Dec21			Sept21			Dec20		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	93.3	0.2	6.5	92.7	0.3	7.0	89.9	2.0	8.1
Micro, Small and Medium-Sized Enterprises	89.0	4.3	6.7	88.6	4.7	6.7	88.0	4.0	8.0
Individuals	90.0	3.7	6.3	89.8	4.2	6.0	89.5	4.3	6.2
\\ Total	**91.1**	**2.4**	**6.5**	**90.7**	**2.7**	**6.6**	**89.4**	**3.2**	**7.4**

"Quality in the operations, which shows the constant improvement of lending processes".

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
\\ Expanded ALL	**(4,283)**	**(3,358)**	**(4,568)**	**(15,035)**	**(25,754)**	**27.5**	**(6.2)**	**(41.6)**
ALL Expenses	(5,059)	(4,392)	(4,066)	(18,685)	(25,796)	15.2	24.4	(27.6)
Income from Credit Recovery	1,062	1,472	1,588	5,620	5,940	(27.9)	(33.1)	(5.4)
Impairment of Financial Assets	28	(58)	(1,442)	(293)	(2,659)	-	-	(89.0)
Granted Discounts / Other (1)	(314)	(380)	(648)	(1,677)	(3,239)	(17.4)	(51.5)	(48.2)

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

The marked strong expansion in credit card operations, personal loans, working capital and real estate financing led to a natural increase in ALL expenses, which remain at good quality levels.

We highlight the strong and solid growth of the portfolio, which has more profitable and less risky operations, evidenced by the relationship between expense versus portfolio, which remains at levels below the pre-pandemic period.


Expanded ALL/ Expanded Loan Portfolio
%
2.8
2.6
2.7
2.2
1.9
1.7
2.1
R$ million
3,786
3,981
4,568
3,907
3,487
3,358
4,283
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 4Q21, the ALL stock totaled R$45.2 billion, representing 7.4% of the loan portfolio, equivalent to a coverage ratio for loans overdue for over 90 days of about 260% (+15 p.p. vs. Dec/19).

Renegotiated Portfolio

Evolution of the balance of the Portfolio

R$ billion



19.0
5.4
13.6
29.4
4.9
24.5
29.4
5.4
24.0
28.5
5.0
23.5
28.2
4.9
23.3
28.6
4.8
23.9
Dec19
Dec20
Mar21
June
Sept
Dec
Originated from portfolio in write-off
Originated from active portfolio

The volume of the renegotiation portfolio was stable in the quarter (4Q21 vs. 3Q21).

We highlight that the total of the traded portfolio in relation to the total portfolio (Bacen) showed another quarter of improvement, with a reduction of 0.2 p.p. in 4Q21, a result of the continuous improvement of the models of lending and of new tools for the renegotiation of overdue payments, including digital journeys, scoring, speech analytics, among others, which allowed us to anticipate the clients' needs in order to provide a wider range of solutions so that clients can reorganize themselves financially.

The delinquency ratio over 90 days returned to the historical levels of 2019 and improved 1.1 p.p. in the Renegotiated Portfolio / Bacen Portfolio compared to Dec/20.

ALL / Renegotiated Portfolio

%



68.4 75.3 75.3 76.0 76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8 61.9 63.1 62.3
Dec16 Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec

Delinquency ratio over 90 days

%



28.1 29.7 27.2 26.0 24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4 14.6 15.8 17.8
Dec16 Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec

Renegotiated Portfolio / Bacen Portfolio

%



4.5 4.7 4.8 4.9 4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6 5.2 4.9 4.7
Dec16 Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec

Extended Operations

Closing December 2021 with the accounting balance of operations, net of amortizations by R$33.4 billion, with the following composition: "up-to-date – R$28.5 billion"; "in arrears – R$3.1 billion"; and in "grace period – R$1.9 billion".

R$33 billion

Net accounting balance of amortizations

Credit profile of clients who have requested an extension:

92% were up-to-date clients who were not in arrears in the 12 months prior to the pandemic

91% rated AA to C

68% with real collateral

13 years average time of relationship

R$ billion



R$0.1
0.0%
R$1.1
0.2%
R$2.9
0.5%
R$3.9
0.7%
R$3.5
0.6%
R$3.0
0.5%
R$3.1
0.5%
56.0
42.8
13.2
55.3
42.0
13.3
48.0
37.5
10.5
44.1
33.8
10.3
41.3
32.4
8.9
36.2
29.9
6.3
33.4
27.8
5.6
June20
Sept
Dec
Mar21
June
Sept
Dec
Multipurpose
Wholesale
In arrears (over 30 days) *

* Index of arrears over 30 days, calculated on the basis of the balance of the Central Bank of Brazil's Portfolio.

Delinquency ratios

Over 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15 to 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Transactions already expected in December 2021, with a well-controlled general delinquency rate and significantly lower levels compared to periods prior to the pandemic (December 2019), even with the expressive and continuous growth of the loan portfolio, reflecting actions of risk management. We continue with the strategy of supporting the clients with more sophisticated credit policies that can continue to grow the portfolio continuously, profitably and sustainably.

"Robustness at provisioning level to support adversities. Cover of 2.6 times the overdue portfolio +90."

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) remain at high levels, above the historical levels that preceded the pandemic (average of +19 p.p. vs. 2019). We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of the provision reached R$45.2 billion, showing stability in the last 12 months, even with the expressive increase in the expanded loan portfolio (+18.3%), highlighting the quality of the operations. The supplementary ALL currently represents 1.1% of the loan portfolio, or R$9 billion, demonstrating the robustness in the level of provisioning of loan operations to support a possible stress scenario. It is worth noting that the operations with the worst rating (abnormal course E - H) remain at the lowest levels of the series.


Coverage Ratio
%
481.0 425.0 602.0 994.0 955.0 688.0 557.0 508.0 505.7
244.9 227.9 299.5 398.2 402.8 349.8 324.7 296.9 260.9
193.6 184.2 249.8 337.4 310.6 266.7 263.2 243.7 215.4
119.6 121.4 123.8 120.6 117.6 120.1 116.7 115.1 110.7
8.1 8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4
3.8 4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1
Dec19 Mar20 June Sept Dec Mar21 June Sept Dec
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned


Provision and Overdue Portfolio
R$ million
35,084 36,796 45,339 46,030 44,401 44,624 45,236
6,903 6,901 10,519 11,569 11,243 9,968 9,240
14,081 15,404 22,775 21,389 21,319 20,987 20,966
14,100 14,491 12,044 13,071 11,840 13,669 15,030
Dec18 Dec19 Dec20 Mar21 June Sept Dec
Specific
Generic
Complementary


Portfolio in Arrears
R$ million
17,403 19,008 14,597 17,260 16,869 18,312 20,996
14,302 15,026 11,255 13,160 13,674 15,031 17,339
Dec18 Dec19 Dec20 Mar21 June Sept Dec
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

Variation in the quarter mainly for Individuals, reflecting the policies normalization for renegotiation practiced in the periods preceding the pandemic. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.



NPL Creation
R$ million
3,672
3,674
6,363
4,525
5,020
5,763
3,248
856
(431)
2,279
922
473
4,040
2,073
249
3,091
1,339
94
3,346
1,477
197
3,846
1,681
236
4Q19
4Q20
1Q21
2Q
3Q
4Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates



Write-offs
R$ million
4,670
3,694
4,459
4,011
3,663
3,455
2,566
1,234
870
2,422
759
513
2,697
1,080
682
2,772
1,167
71
2,261
1,008
394
2,383
939
133
4Q19
4Q20
1Q21
2Q
3Q
4Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In December 2021, the gross ALL expenses accounted for almost 90% of the NPL Creation, which is the same level of periods that preceded the pandemic, demonstrating the robustness of the level of provisioning.



Gross ALL Expenses X NPL Creation - 90 days
%
78
126
111
78
95
87
88
R$ million
5,819
4,522
3,672
4,622
3,674
4,066
6,363
4,935
4,525
4,299
5,020
4,392
5,763
5,059
3Q19
4Q19
4Q20
1Q21
2Q
3Q
4Q
NPL Creation - 90 days
Gross ALL Expenses
Gross ALL Expenses /NPL Creation - 90 days

Funds Raised and Managed

R$ million	Dec21	Sept21	Dec20	Variation % Quarter	Variation % 12 months
Demand Deposits	58,334	53,025	55,600	10.0	4.9
Savings Deposits	139,341	137,135	136,698	1.6	1.9
Time Deposits + Debentures	384,542	380,438	370,061	1.1	3.9
Borrowings and Onlending	51,489	57,647	49,808	(10.7)	3.4
Funds from Issuance of Securities	166,348	148,903	145,017	11.7	14.7
Subordinated Debts	7,898	7,631	15,875	3.5	(50.2)
Eligible Debt Capital Instruments	46,553	42,379	37,371	9.8	24.6
\\ Subtotal	**854,505**	**827,158**	**810,430**	**3.3**	**5.4**
Obligations for Repurchase Agreements [1]	247,968	266,387	250,746	(6.9)	(1.1)
Interbank Deposits	4,656	4,453	837	4.6	-
Working Capital (Own/Managed)	123,061	123,087	118,924	-	3.5
Foreign Exchange Portfolio	20,215	35,631	18,758	(43.3)	7.8
Payment of Taxes and Other Contributions	722	6,440	707	(88.8)	2.1
Technical provisions for insurance, pension plans and capitalization bonds	292,860	289,111	284,606	1.3	2.9
\\ Funds raised	**1,543,988**	**1,552,267**	**1,485,008**	**(0.5)**	**4.0**
\\ Investment Funds and Managed Portfolios	**1,060,429**	**1,075,329**	**1,023,287**	**(1.4)**	**3.6**
\\ Total Assets under Management	**2,604,416**	**2,627,596**	**2,508,295**	**(0.9)**	**3.8**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We meet the need for resources required for loan operations primarily through our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	Dec21	Sept21	Dec20	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	59,056	59,465	56,307	(0.7)	4.9
Savings Deposits	139,341	137,135	136,698	1.6	1.9
Time Deposits + Debentures	384,542	380,438	370,061	1.1	3.9
Funds from Financial Bills	155,971	138,664	134,356	12.5	16.1
\\ Customer Funds [1]	**738,910**	**715,702**	**697,422**	**3.2**	**5.9**
(-) Reserve Requirements	(87,363)	(88,007)	(83,758)	(0.7)	4.3
(-) Available Funds (Brazil)	(15,095)	(17,301)	(18,019)	(12.7)	(16.2)
\\ Customer Funds Net of Reserve Requirements	**636,452**	**610,394**	**595,645**	**4.3**	**6.9**
Borrowings and Onlending	51,489	57,647	49,808	(10.7)	3.4
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	92,200	85,038	87,431	8.4	5.5
\\ Total Funding (A)	**780,141**	**753,079**	**732,885**	**3.6**	**6.4**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**729,190**	**694,126**	**606,732**	**5.1**	**20.2**
\\ B / A	**93.5%**	**92.2%**	**82.8%**	**1.3 p.p.**	**10.7 p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

"The highest income of the historical series with a good recovery in a year of uncertainty, exceeding the center of the guidance."

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
Card Income	3,272	2,968	2,983	11,623	10,565	10.2	9.7	10.0
Checking Account	2,031	2,007	2,072	7,981	7,928	1.2	(2.0)	0.7
Asset Management	812	859	815	3,296	3,414	(5.5)	(0.4)	(3.5)
Loans Operations	763	718	685	2,777	2,673	6.3	11.4	3.9
Collections and Payments	595	607	665	2,411	2,613	(2.0)	(10.5)	(7.7)
Consortium Management	572	578	511	2,203	1,921	(1.0)	11.9	14.7
Custody and Brokerage Services	344	351	328	1,404	1,298	(2.0)	4.9	8.2
Underwriting / Financial Advisory Services	194	375	344	1,214	1,151	(48.3)	(43.6)	5.5
Other	281	293	314	1,190	1,184	(4.1)	(10.5)	0.5
\\ Total	**8,864**	**8,756**	**8,717**	**34,099**	**32,747**	**1.2**	**1.7**	**4.1**
\\ Business Days	**63**	**65**	**63**	**251**	**251**	**(2)**	**-**	**-**

Great performance in 2021, with positive performance in all comparative periods, which reflects the resumption of the economic activity and the wide diversity of products and services, offered through a modern customer service network (digital or physical). This performance contributes to the continued growth of results and demonstrates our adaptation in the way we serve and meet our clients' needs.

Card Income - Strong growth in all comparative periods. Higher use of cards evidenced by the excellent performance of the traded volume, which surpassed the R$66 billion mark in the 4Q21, surpassing the periods preceding the pandemic. It is important to note the progress in the issuing of cards through the digital channels, which evolved more than three times in the period (12M21 vs. 12M20).

Checking Account - We reached the significant mark of more than 36 million clients in the 4Q21 (+4 million in 12 months), which, combined with the higher business volume of banking correspondents - due to the reopening of trade in general, contributed to the positive performance of the periods.

Asset Management - More than R$3 billion in 2021, reflecting the strategy of portfolio adequacy, diversification and advancement in the supply of new high value-added products suited to the profile and objective of each investor. A highlight to the net funding in private credit funds, which contributed with R$40 billion.


Volume Traded - Credit Cards
R$ million
▲27.5%
▲11.5%
50,495
54,862
52,175
52,101
55,750
59,665
66,516
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q


In million
71.2
72.0
70.2
70.7
71.2
72.5
74.1
28.3
30.1
32.3
33.2
34.2
35.4
36.3
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Checking Account Holders
Total Customers (1)

(1) It excludes overlap of clients.


Investments Funds and Managed Portfolios
R$ billion
941
1,001
1,023
1,044
1,082
1,075
1,060
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q

Loan Operations - A strong increase in the volume of credit origination[(1)]. A highlight to the real estate financing revenues, driven by the constant innovations in the journey of taking out loans, mainly in the digital channels, and the good performance of the working capital and commissions on the guarantees provided (sureties and guarantees).

(1) Per working day.

Collections and Payments - R$2.4 billion in 2021, even with the suspension of DPVAT payments and lower revenues with bank payment slips (marginal reduction in volume given the new possibilities available on the market, and price revision in the period).

Consortia - Another year as the market leader. Great performance reaffirming the active presence in the lines of Auto and Real Estate. A highlight to the sales originated in the digital channels (Mobile, Internet Banking and Net Empresa), which represented around 25% of the total origination in 2021, with a strong performance in the agribusiness and real estate market.

Number of Outstanding Consortium Quotas

In thousands


1,504
1,617
1,528
1,516
1,511
1,526
1,517
1,190
1,280
1,222
1,220
1,212
1,214
1,202
57
71
71
69
71
82
86
257
266
235
227
227
230
229
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Real Estate
Trucks
Auto

Underwriting/Financial Advisory Services - The growth in 2021 is related to the increase in business and the ability to capture opportunities in the capital market, highlighting the evolution in the advice of mergers and acquisitions (+33%) and of fixed income operations (+28%). The quarterly and annual comparison variation (3Q21 and 4Q20) reflects the good performance of the previous quarters, which benefited from the relevant operations, given the volatility of the capital market.

Fixed Income: Increase of operations in 12 months, which enabled us to reach the second position in the rankings of origination and distribution, with a volume of around R$20 billion and R$36 billion, respectively (Anbima Ranking – November 2021).

Variable Income: 33 transactions in 2021, highlighting the 71% increase in the number of IPOs.

Mergers and Acquisitions: Revenue growth in the period (12M21 vs. 12M20) due to the advice given in 92 transactions, putting us in the first position in the Reuters ranking by number of transactions.

Custody and Brokerage

Brokerage – Performance related to the greater volume of operations on the stock exchange. A highlight to Ágora Corretora (broker), responsible for about 80% of these total revenues, and the constant growth of the client base (36% in 12 months).

Custody – Reflects the higher volume of ADRs/UNITs issues and cancellations and the increase in the client base over 12 months.

Assets under Custody

R$ billion


1,623
1,855
1,949
1,977
2,057
1,993
1,993
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
\\ Personnel Expenses								
Structural	**4,509**	**4,431**	**4,159**	**17,107**	**16,931**	**1.8**	**8.4**	**1.0**
Payroll/Social Charges	3,294	3,248	2,981	12,412	12,182	1.4	10.5	1.9
Benefits	1,215	1,183	1,178	4,695	4,749	2.7	3.1	(1.1)
Non-Structural	**1,265**	**1,003**	**975**	**4,290**	**3,257**	**26.1**	**29.7**	**31.7**
Management and Employee Profit Sharing	940	750	756	3,275	2,398	25.3	24.3	36.6
Provision for Labor Claims	158	140	129	544	577	12.9	22.5	(5.7)
Termination Costs	125	91	63	372	189	37.4	98.4	96.8
Training	42	22	27	99	93	90.9	55.6	6.5
\\ Total - Personnel Expenses	**5,774**	**5,434**	**5,134**	**21,397**	**20,188**	**6.3**	**12.5**	**6.0**
\\ Administrative Expenses								
Outsourced Services	1,412	1,312	1,418	5,192	5,204	7.6	(0.4)	(0.2)
Depreciation and Amortization	799	812	836	3,256	3,249	(1.6)	(4.4)	0.2
Data Processing	795	690	680	2,737	2,429	15.2	16.9	12.7
Advertising and Marketing	627	404	398	1,549	1,249	55.2	57.5	24.0
Communication	348	364	362	1,446	1,507	(4.4)	(3.9)	(4.0)
Asset Maintenance	364	341	357	1,376	1,375	6.7	2.0	0.1
Rent	318	318	323	1,267	1,344	-	(1.5)	(5.7)
Financial System Services	252	265	284	1,034	1,050	(4.9)	(11.3)	(1.5)
Transportation	195	194	155	724	673	0.5	25.8	7.6
Security and Surveillance	138	144	151	581	698	(4.2)	(8.6)	(16.8)
Utilities (Water, Electricity and Gas)	96	80	91	356	374	20.0	5.5	(4.8)
Materials	37	31	42	123	153	19.4	(11.9)	(19.6)
Travel	14	9	8	39	82	55.6	75.0	(52.4)
Other	268	271	259	1,042	1,060	(1.1)	3.5	(1.7)
\\ Total - Administrative Expenses	**5,663**	**5,235**	**5,364**	**20,722**	**20,447**	**8.2**	**5.6**	**1.3**
\\ Total Expenses Administrative + Personnel	**11,437**	**10,669**	**10,498**	**42,119**	**40,635**	**7.2**	**8.9**	**3.7**
\\ Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	603	535	521	2,067	1,983	12.7	15.7	4.2
Civil and Tax Contingencies	261	175	366	603	860	49.1	(28.7)	(29.9)
Claims	188	143	129	572	447	31.1	45.7	27.9
Other	378	359	(31)	1,581	2,498	5.2	-	(36.7)
\\ Total - Operating Expenses Net of Revenue	**1,430**	**1,213**	**985**	**4,823**	**5,788**	**17.9**	**45.2**	**(16.7)**
\\ Total Operating Expenses	**12,867**	**11,882**	**11,483**	**46,942**	**46,423**	**8.3**	**12.1**	**1.1**

"Ongoing and effective cost control".

Personnel Expenses

Despite the impact of the collective bargaining agreement occurred from September 2021 (10.97% in 2021 vs. 1.5% in 2020), the higher expenses with profit-sharing (caused by the strong growth of the recurring net income and business areas performance), and the consolidation of Bradesco BAC Florida Bank, initiated in the 4Q20, which impacted the variations of the periods in approximately +1 p.p., expenses have remained at well-controlled levels.

Administrative Expenses

Even with the accumulated inflation in 12 months (10.1% for the IPCA and 17.8% for the IGP-M), the expenses presented only a slight increase in 2021, showing an effective cost control arising out of Management actions regarding the business model management, making it possible the constant reduction of the cost of serving.

The evolutions observed in 12 months (3Q21 and 4Q20) are related to the growth in the volume of business, the institutional expenses of advertising and publicity aimed at the offer of products, in addition to the higher investments in data processing for the expansion of technological platforms for customer service.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)


Dec21
2,947
988
4,533
Sept21
3,030
967
4,629
June21
3,168
884
4,675
Mar21
3,312
773
4,709
Dec20
3,395
715
4,737
Dec19
4,478
57
4,871
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

Other Operating Expenses, Net of Income

The reduction in 2021 is a reflection of the additional provisions in the Insurance Group in 2020, in addition to lower expenses with operating provisions. In the quarter (3Q21 and 4Q20), the variation is a result of the higher expenses regarding the business activities, reflecting the resumption of the economic activities, in addition to the higher expenses with operating contingencies.

The performance of Grupo Bradesco Seguros in 2021 was the main highlight of the expressive evolution of revenues, 11% year-to-date, compared to 2020, reaching around R$82 billion. In the comparison between the fourth quarters of 2021 and 2020, the expansion was 17%. There was an evolution in all business lines.

This performance reflected positively on the net income, which grew 4.4% in the year (2021 vs. 2020) and 18.9% in the quarterly comparison (4Q21 vs. 4Q20), reaching R$5.3 billion, despite the adverse effects still resulting from the Covid-19 pandemic. Another important parameter for the operation, the ROAE also showed significant improvement, from 14.3% to 17.7%. It is also worth highlighting the contribution of the Financial Income, which showed a growth of 55.3% in the year and 43.1% in the comparison with the fourth quarter of 2020, influenced by the behavior of the economic-financial ratios.

Equally relevant was the return provided to society in 2021, in the form of indemnities and benefits, which reached R$42 billion. Of this total, R$5 billion were allocated exclusively to events related to Covid-19, in addition to indemnification regarding the Life and Residential insurance lines.

During this challenging period, the Insurance Group intensified and improved the strategy of customer-centric, developing products that are even more responsive to the new market dynamics, with solutions that simplify and speed up the interactions of clients and brokers in the process of purchase.

Solid investments were made in projects linked to digital transformation on three main fronts: offer technology and data analysis to brokers to enable them to play an increasingly consultative role in the relationship with the policyholders; assist in the client's complete journey, from the first contact with the company to the moment of the regulation of the claim; and foster innovation initiatives, aiming to ensure the long-term sustainability of the business.

With the expansion and improvement of digital marketing channels, sales in this modality increased 60% from January to December 2021, reaching R$1.6 billion, with a 90% increase in the number of items distributed. The Bradesco Seguros Apps have already accumulated around 10 million downloads.

The efficacy of the multi-branch model and the strategy adopted in each segment of activity resulted in an increase in the number of contracts in virtually all lines of business. The Pension, Health and Auto/Property & Casualty portfolios grew between 4% and 10%, with the inclusion of 112,000, 140,000 and 260,000 new policyholders, respectively.

Bradesco Saúde has deepened the operational focus on the primary care model, bringing to 26 the total of Meu Doutor Novamed clinics, eight of which were opened in 2021.

In November, the network launched the Post-Covid-19 Program in eight of its clinics to provide specialized support for the development of the disease. Since its creation, in December 2015, Meu Doutor Novamed clinics have reached more than 800,000 consultations, with a level of satisfaction of over 85% among patients.

In the Private Pension segment, the product grid has been modernized, with the launch of new plans with investment solutions, in order to meet the demand for diversification of assets and managers. In addition, Bradesco Vida e Previdência implemented new action and business partnerships, bringing the customer relationship even closer, also expanding its distribution channels, with an emphasis on digital processes and services. Likewise, in the Life line, the company perfected its journey by introducing digital acceptance, self-billing of policies, and the possibility of changing beneficiaries on the Bradesco App.

In Auto Insurance and Property & Casualty, Bradesco Auto/RE invested in new customizable products and simplified the hiring, with the use of technology and aggregate services, seeking to maximize the customer experience. Products with combo features, such as Bradesco Seguro Auto Lar, which brings together the Auto and Residential insurance covers and is intended to expand the distribution of the residential segment, are worth highlighting. In the same line, Bradesco Auto Light allows access to a product on average up to 30% cheaper than traditional Auto Insurance, without any prejudice to the contracted services.

Bradesco Capitalização (Capitalization) has intensified its partnership with Livelo and further diversified its product portfolio, aiming at meeting all client profiles, and expanded the self-service, creating new features for consulting and managing securities in the digital channels.

Information	Income		ROAE	Revenues	
4Q21	R$1,517MM	-1.7% in the quarter +18.9% in 12 months	17.7%	R$21,222MM	+0.3% in the quarter +16.9% in 12 months

Consolidated Statement of Income and Selected Property Data

	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	4Q21 x 4Q20	12M21 x 12M20
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	12,116	12,265	10,544	47,616	43,687	(1.2)	14.9	9.0
Retained Claims	(8,623)	(8,967)	(7,824)	(34,220)	(27,717)	(3.8)	10.2	23.5
Capitalization Bond Draws and Redemptions	(1,112)	(1,335)	(1,065)	(4,866)	(4,709)	(16.7)	4.5	3.3
Selling Expenses	(919)	(840)	(818)	(3,339)	(3,170)	9.4	12.4	5.3
Financial Results	2,065	2,090	1,443	6,260	4,030	(1.2)	43.1	55.3
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,527**	**3,213**	**2,281**	**11,452**	**12,121**	**9.8**	**54.6**	**(5.5)**
Fee and Commission Income	430	454	461	1,767	1,876	(5.2)	(6.6)	(5.8)
Personnel Expenses	(447)	(395)	(347)	(1,649)	(1,499)	13.2	28.7	10.0
Other Administrative Expenses	(367)	(374)	(352)	(1,423)	(1,426)	(1.9)	4.3	(0.2)
Others	(512)	(262)	144	(1,125)	(2,303)	95.2	(455.4)	(51.1)
\\ Operating Income	**2,632**	**2,636**	**2,188**	**9,021**	**8,769**	**(0.2)**	**20.3**	**2.9**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,116)	(1,094)	(912)	(3,677)	(3,649)	2.0	22.3	0.8
\\ Recurring Net Income	**1,517**	**1,543**	**1,276**	**5,344**	**5,120**	**(1.7)**	**18.9**	**4.4**
\\ Selected Asset Data								
Total Assets	342,424	339,787	339,480	342,424	339,480	0.8	0.9	0.9
Securities	319,253	317,963	319,711	319,253	319,711	0.4	(0.1)	(0.1)
Technical Provisions	292,860	289,111	284,606	292,860	284,606	1.3	2.9	2.9
Shareholder's Equity [(1)]	31,401	34,659	37,792	31,401	37,792	(9.4)	(16.9)	(16.9)

(1) In December 2021, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$20,035 million.


%
R$ million
24.2
14.3
19.6
7.8
18.1
17.7
1,919
1,029
465
269
156
1,276
642
241
301
92
1,629
627
580
314
108
655
544
155
117
(161)
1,543
575
603
229
136
1,517
676
386
318
137
4Q19
4Q20
1Q21
2Q
3Q
4Q
Life and Pension Plans
Health
ROAE
Property & Casualty and Others
Capitalization Bonds

Net Gain/Loss and ROAE

Income of 2021 driven by growth in revenues (+10.9% in 2021 and +16.9% in 4Q21) and increase in the Income Statement (given the behavior of the economic and financial indices), which absorbed the increase in the Claims Ratio due to the higher frequency of events related to Covid-19 and 5% increase in the CSLL (Impact of R$184 million). Excluding the effect of the CSLL increase, the Income growth would be 8% in 2021

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio



%
4.0
4.0
4.3
3.7
3.8
3.8
3.8
3.7
3.8
R$ million
12M20: 73,737
12M21: 81,775
21,038
18,966
16,466
20,144
18,161
19,529
19,874
21,150
21,222
10,845
9,062
7,148
10,068
8,118
9,194
9,171
10,187
10,157
1,422
1,298
1,242
1,485
1,436
1,384
1,540
1,590
1,755
7,117
7,146
6,871
7,181
7,426
7,612
7,784
7,867
8,040
1,654
1,460
1,205
1,410
1,181
1,339
1,379
1,506
1,270
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims



%
70.5
71.8
72.4
67.9
70.2
73.6
81.6
82.5
81.6
65.9
66.2
68.7
67.0
68.4
69.6
R$ million
13,258
20,423
27,731
12,656
19,893
27,717
16,630
25,596
34,220
13,258
20,423
27,731
12,295
361
18,750
1,143
25,873
1,844
13,652
2,978
21,254
4,342
29,191
5,029
6M19
9M19
12M19
6M20
9M20
12M20
6M21
9M21
12M21
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds



12M20: 12,121 (*)
12M20: 13,965
12M21: 11,452 (*)
12M21: 16,481
R$ million
3,900
1,553
2,347
2,931
747
2,184
3,778(*)
4,139
831
361
2,947
3,131(*)
3,913
1,009
782
2,122
2,281(*)
2,982
1,443
701
838
3,137(*)
4,266
1,417
1,129
1,720
1,574(*)
3,422
687
1,848
887
3,213(*)
4,578
2,090
1,365
1,123
3,527(*)
4,214
2,065
687
1,462
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

In 2021, the good performance of the revenues and the significant improvement of the financial income have eased the increase in the claims ratio over the year, impacted by the need for medical-hospital care, diagnostics, consultations, hospitalizations and possible consequences post-Covid-19, in addition to indemnities in the life and housing products. In 2021, more than R$5 billion of indemnities related to Covid-19 were paid (+173% vs. 2020).

Technical Provisions

Increase of 2.9% in 2021 and 1.3% in the quarter. Higher provisions in the "Health", "Life" and "Pension" lines, totaling R$292.9 billion in December 2021, the highest in the historical series.



R$ million
274,765
272,257
274,861
279,186
284,606
285,163
288,364
289,111
292,860
249,240
246,298
250,168
253,240
257,746
257,899
260,483
260,782
264,327
11,132
11,727
11,325
12,390
13,638
14,026
14,556
14,918
15,039
8,838
8,854
8,755
8,815
8,571
8,504
8,488
8,492
8,401
4,753
4,541
4,391
4,531
4,650
4,734
4,837
4,918
5,094
Dec19
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined / Claims Ratio / Marketing Index

Improvement of almost 5 p.p. in the quarter and in 12 months (3Q21 and 4Q20) in the Combined Ratio, due to the decrease in the Claims Ratio, which was impacted by the lower frequency of the events related to Covid-19.



Combined Ratio
%
84.2
83.6
74.5
86.0
95.5
88.0
95.8
95.8
90.9
98.2
96.9
92.0
96.7
108.9
97.8
101.9
103.5
101.9
95.3
95.4
82.0
95.6
100.0
94.9
93.4
94.0
97.9
56.1
53.5
61.8
66.8
67.4
70.4
90.6
81.7
58.1
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Life
Health
Auto/P&C
Total



Claims Ratio
%
74.2
72.9
62.4
74.7
83.7
77.7
85.5
84.2
79.3
86.1
84.2
70.0
84.6
97.4
87.2
95.1
94.4
91.0
59.3
57.9
49.3
56.3
58.1
58.4
58.2
61.2
68.0
33.9
31.8
39.0
45.8
44.8
41.1
50.0
68.8
60.9
34.9
31.1
29.7
33.3
32.3
31.3
28.8
29.6
25.7
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Property & Casualty
Life/AP
Auto/Optional Third-Party Liability
Health
Total



Marketing Index
%
8.3
8.0
8.5
7.8
8.6
7.6
7.9
7.9
8.3
20.8
20.4
22.5
19.7
20.8
23.5
23.6
23.3
23.3
20.3
20.0
18.0
18.3
17.8
17.0
18.0
17.9
18.4
17.1
16.7
17.7
17.0
16.7
16.4
17.2
17.0
16.9
4.8
4.4
5.1
4.5
5.5
4.5
4.7
4.6
5.1
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Life and Pension Plans


R$ million
1,029
811
583
639
642
627
(161)
575
676
10,845
9,062
7,148
10,068
8,118
9,194
9,171
10,187
10,157
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Premium and Contribution Income (1)
Net Gain/Loss

(1) Life/VGBL/PGBL/Basic Lines.

Increase of the net income in the quarter given the growth in revenues, improvement in the Claims Ratio of the "Life" line and growth of the financial income.

In comparison to 2020 (12M21 vs. 12M20), the income was impacted by the increase in the claims ratio due to the increase in the number of claims reported in products covered by deaths over 2021 (pandemic effects) and the increase in the CSLL rate, offset by the increase in revenue and increase in the financial income, due to the behavior of the economic and financial indices.

Policyholders and Participants in Life and Personal Accidents and Pension Plans


Number of Life and Personal Accidents Policyholders
In thousand
31,876
31,512
31,577
31,562
31,621
Dec20
Mar21
June
Sept
Dec


Number of Pension and VGBL Participants
In thousand
2,873
2,867
2,876
2,923
2,985
Dec20
Mar21
June
Sept
Dec

Health


R$ million
269
182
359
232
301
314
155
229
318
6,662
6,693
6,425
6,753
6,986
7,162
7,327
7,406
7,571
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos are considered for comparison purposes.

Growth in the quarter and in 12 months due to the growth in revenues, improvement in the claims ratio, increase of the financial income and growth in the number of policyholders.

In 2021 (12M21 vs. 12M20), the performance was influenced by the increase of the claims ratio, driven by the frequency of events related to Covid-19 and the increase in CSLL, reduced by the improvement in revenues, administrative efficiency ratio, and financial income, in addition to the increase in the number of policyholders.

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,658
127
3,531
3,678
125
3,553
3,715
122
3,593
3,730
120
3,610
3,798
118
3,680
Dec20
Mar21
June
Sept
Dec
Company Health Plans
Individual Health Plans

Capitalization Bonds



R$ million
156
125
78
105
92
108
117
136
137
1,654
1,460
1,205
1,410
1,181
1,339
1,379
1,506
1,270
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Capitalization Bond Income
Net Income

The income increase in 2021 (12M20 and 4Q20) was due to higher revenues (net of draws, redemptions and selling expenses) and the increase in the financial income.

We have maintained our leadership in this market, with a market share of 23.1% (SUSEP – November 2021).

Number of Active Capitalization Bonds



In thousand
2,506
2,350
2,192
2,576
2,668
23,533
27,986
24,098
21,360
20,987
7,016
6,914
6,930
7,206
7,368
16,517
21,072
17,168
14,154
13,619
Dec20
Mar21
June
Sept
Dec
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

Auto and Property & Casualty



R$ million
94
114
82
62
41
76
77
88
65
1,398
1,290
1,239
1,484
1,436
1,384
1,540
1,590
1,755
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Net Written Premiums
Net Income

In the annual and year-to-date comparison (4Q20 and 12M20), the evolution of the net income reflects growth in revenues, improvement of the Administrative Efficiency Ratio, and higher financial income when comparing with the 4Q20, offset by the increase in the claims ratio of the auto segment, substantially by the variation in vehicle prices and the cost of spare parts.

A highlight for the good growth in the number of policyholders throughout the year.

Number of Policyholders



In thousand
2,660
2,696
2,785
2,845
2,921
1,106
1,118
1,188
1,244
1,280
1,554
1,578
1,597
1,601
1,642
Dec20
Mar21
June
Sept
Dec
Auto/Optional Third-Party Liability
P&C

Basel Ratio

Maintaining high levels, we remained above regulatory limits, even with the increase in risk-weighted assets (RWA), given the strong growth of the loan portfolio and the payment of interest on shareholders' equity and dividends.


%
Dec19
16.5
13.3
1.3
12.0
3.2
Mar20
13.9
11.4
1.1
10.3
2.5
June
15.0
12.5
1.1
11.5
2.5
Sept
15.1
12.9
1.1
11.8
2.2
Dec
15.8
13.8
1.1
12.7
2.0
Mar21
15.4
13.6
1.0
12.6
1.8
June
16.0
14.1
1.1
13.1
1.8
Sept
15.2
13.7
1.1
12.7
1.4
Dec
15.8
13.7
1.2
12.5
2.1
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter


%
Limits up to September, 21
Resolution No 4,783/20
8.625% Tier 1
7.125% Common Equity
13.7
1.1
12.7
Sept21
0.3
Net Income 4Q21
(0.1)
MTM of Securities - Equity Valuation Adjustments
0.1
Effects of Prudential Adjustments
(0.2)
Weighted Assets
(0.3)
Interest on Shareholders' Equity / Dividends
13.7
1.2
12.5
Dec21
Limits since October, 21 (1)
Resolution No 4,783/21
9.00 Tier 1
7.50% Common Equity
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,783/20, together with the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Main Economic Indicators

	4Q21	3Q21	4Q20	12M21	12M20
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	1.85	1.23	0.47	4.42	2.76
Ibovespa	(5.55)	(12.48)	25.81	(11.93)	2.92
USD – Commercial Rate	2.59	8.74	(7.87)	7.39	28.93
General Market Price Index (IGP-M)	1.54	0.80	7.64	17.78	23.14
Extended Consumer Price Index (IPCA)	2.96	3.02	3.13	10.06	4.52
Business Days (#)	63	65	63	251	251
Calendar Days (#)	92	92	92	365	366
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.5805	5.4394	5.1967	5.5805	5.1967
CDS 5 years (Points)	205	206	143	205	143
Selic - Base Interest Rate (% p.a.)	9.25	6.25	2.00	9.25	2.00
Pre BM&F Rate 1 year (% p.a.)	11.79	8.98	2.83	11.79	2.83

Guidance

	2021		2022
	Disclosed	Realized	
Expanded Loan Portfolio	14.5% to 16.5%	18.3%	10% to 14%
Client Portion	2% to 6%	6.5%	8% to 12%
Fee and Commission Income	2% to 6%	4.1%	2% to 6%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5% to -1%	1.1%	3% to 7%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	-10% to 0%	-5.5%	18% to 23%
Expanded ALL - R$ billion	R$ 13.0 to R$ 16.0	R$ 15.0	R$ 15.0 to R$ 19.0

Bradesco Forecast

%	2022	2023
USD - Commercial Rate (year-end) - R$	5.50	5.50
Extended Consumer Price Index (IPCA)	5.40	3.30
General Market Price Index (IGP-M)	7.70	3.80
Selic (year-end)	11.75	8.00
Gross Domestic Product (PIB)	0.50	0.50

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which, depending on future events, may not prove to be accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.